RESOLUTIONS OF THE
                                                 BOARD OF DIRECTORS OF

                                          COUNTRYWIDE CREDIT INDUSTRIES, INC.

                                                   SEPTEMBER 28, 2000

                                                  AMENDMENT TO BYLAWS

             WHEREAS, the Board deems it to be in the best interests of the Corporation and its shareholders to allow shareholder actions to be voted electronically and telephonically.

             NOW, THEREFORE, BE IT RESOLVED, That Section 7 of the Bylaws of the Corporation be, and hereby is, amended in its entirety to read as follows:

Section 7:  Proxies

At all meetings of shareholders, a shareholder may vote in person or by proxy. A shareholder may authorize another person or persons to act for him as proxy by the following means:

(a) executing a written authorization signed by the shareholder or his attorney-in-fact; or

(b) transmitting or authorizing the transmission of a telegram, facsimile, telephone call or other means of electronic transmission permitted by Delaware law.

Such proxy shall be filed with the Secretary of the Corporation or other person authorized to tabulate votes before or at the time of the meeting. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Every proxy shall be revocable at the pleasure of the shareholder executing it, unless it otherwise states that it is irrevocable and is coupled with an interest, or except as otherwise provided by law. Any copy of the writing or transmission created may be substituted or used in lieu of the original.


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